
07085350


SEC MAIL
RECEIVED
PROCESSING
DEC 14 2007
WASH., D.C.
203
SECTION


IEC
electronics corp.

IEC Electronics Corp.

2007

Annual Report

www.iec-electronics.com

Business

IEC Electronics Corp. provides electronics manufacturing services to original equipment manufacturers (OEMs). We focus on customers developing complex, advanced technology products for a wide array of market sectors including telecommunications and wireless communication systems, test diagnostic equipment, military and defense systems, transportation products, and medical instrumentation..

IEC specializes in complex and challenging electronics manufacturing. Our capabilities include high-tech services such as automated optical inspection, real-time x-ray, environmental stress screening, ceramic and plastic BGA SMT placement, and board assembly up to 21 inches wide, with component placement as small as 0.020 inches by 1.010 inches. We also have experience with lead-free manufacturing solders, MEMs, 0201 placement, conformal coating, BGA reballing, and embedded passives.

Our broad based manufacturing services feature leading edge design and assembly technology and provide our customers with innovative end-to-end solutions. IEC's full spectrum of services are available on a turnkey or consignment basis and include: product design, prototype development, printed circuit board assembly, supply chain management, material procurement and control, manufacturing and test equipment support, statistical quality assurance and complete resource management.

IEC operates a 300,000 square foot manufacturing facility in Newark, New York. Our 10,000 square foot Technology Center is located within the Newark manufacturing facility. It specializes in new product introduction (NPI) services including design engineering, dedicated production lines for prototype assembly and an Advanced Materials Technology Laboratory for process analysis.

IEC is a world-class ISO:9001-2000 certified company. Our manufacturing processes encompass the best aspects of Lean Manufacturing and Six Sigma Principles. IEC is ITAR registered, NSA approved under the COMSEC standard, and we recently achieved our AS9100 certification to better serve the military and aerospace markets. Many customers consider these certifications crucial when qualifying an EMS provider.

Chairman's Letter

Dear Shareholder,

During the last twelve months our management team has developed a strategic vision for IEC – a vision resulting from carefully listening to our customers and studying the market. This letter describes that vision, how we came to it, why we believe it will work, how it affects our financial results, and what you can expect as we go forward.

Our vision is simple: ***"Absolutely, Positively Perfect and On Time"***(sm). This phrase is more than a slogan; it drives everything we do and the way we make decisions throughout the year. While this vision is simple to state, it is difficult to achieve. Each customer's program is unique, with its own requirements and challenges. Each has its own learning curve that we and our customer both must climb to develop mutual trust and respect.

As I mentioned last year, "Our customers should be able to seamlessly interact with the company, so that they are virtually able to see their product moving through the manufacturing process despite the fact that they may be thousands of miles away." We understand our responsibility as their manufacturing arm. This uncompromising commitment to quality is being recognized by our customers who are starting to give us "Top supplier" awards. IEC's quality is one of its crown jewels.

As a niche player in the contract manufacturing industry, we focus on customers who have low volume, complex board assemblies that require zero defects and highly predictable delivery dates. Current and prospective customers build complex electronics for very demanding end users. Consequently, our niche often requires sophisticated logistics and parts sourcing, flexible advanced engineering solutions, and demanding test and certification requirements. Our long term success requires us to build a customer base that values the expertise we provide. Such customers are not likely to shift their production to another contract manufacturer for a few pennies and unlikely to take their production offshore.

Executing our vision drives our investment decisions. We must continue to invest in people to rebuild the Company, in software systems to provide our customers with seamless interaction with our people, and in new equipment to produce a growing array of complex assemblies. Only with such investments will we succeed in growing our revenue and earnings. This investment however comes with a cost. The training and education costs along with the accompanying start-up inefficiencies related to new hires have been significant. However we realize the worth everyday when we receive a "thank you" e-mail, note or letter from a customer.

This commitment to being ***"Absolutely, Positively, Perfect and On Time"*** presents some difficult choices and there is no substitute for doing 'it right.' And therefore we choose to do it right every time. These decisions have created some quarterly fluctuation which we may not have envisioned upon entering the quarter which have disappointed our shareholders. Until we move to the next phase of our growth, we may continue to experience some non-linear quarters. I understand that shareholders react to our quarterly results. However, I urge you to keep the three-month results in perspective and focus, instead, on our top line annual growth. At the end of the day earnings will follow revenues as we build a solid business platform with world-class accounts.

Fiscal year 2007 was a good year. Sales of $40.9 million were 81% over fiscal 2006. Our operating earnings more than doubled ($215,000 fiscal 2006 to $503,000 fiscal 2007), Net Income was $875,000, and our borrowings from our working capital line of credit was $1.3 million in 2007 as compared with $3.7 million in fiscal 2006. The management of our inventory improved from turning 5 to 11 turns during the year. Beyond improving our cash flow the reduced inventory makes us more agile in responding to our customers' quick engineering changes.

Going forward we are committed to our vision. In fiscal 2008 there will be further training of our new hires, and additions of both human and physical capital. In addition, we plan to engage an investor relations firm to tèll our story and eventually position the Company for re-listing on either the Amex or NASDAQ exchanges. The more valuable our stock becomes the easier it will be to judiciously use it as a currency to expand our business. We are optimistic about our future – a future with new customers and additional programs, some with multi-year visibility, from existing customers.

Thank you for your confidence. We will continue to work hard to retain it.



W. Barry Gilbert
Chairman, IEC Electronics Corp.

MANAGEMENT'S DISCUSSION OF OPERATIONS

The information in this Management's Discussion & Analysis should be read in conjunction with the accompanying financial statements, the related Notes to Financial Statements and the Five-Year Summary of Financial Data. Forward-looking statements in this Management's Discussion and Analysis are qualified by the cautionary statement preceding Item 1 in our Form 10K for the fiscal year ending September 30, 2007.

Overview

During 2004, we refocused our sales efforts on high technology products that are less likely to migrate to offshore suppliers. We have since added a number of new customers that have contributed to our sales growth. Our backlog has grown to its highest level since the restructuring, and we expect revenue and profitability growth to continue in 2008.

Analysis of Operations

Sales (dollars in millions)

For Year Ended September 30,	2007	2006	2005
Net sales	$40.9	$22.6	$19.1

The 81% increase in fiscal 2007 net sales compared to fiscal year 2006, and the 19% increase in fiscal 2006 net sales compared to fiscal year 2005 was due to the addition of a number of new customers.

Gross Profit and Selling and Administrative Expenses

(as a % of Net Sales)

For Year Ended September 30,	2007	2006	2005
Gross profit	9.5%	12.1%	13.8%
Selling and administrative expenses	7.1%	9.5%	11.4%

Gross profit as a percentage of sales was 9.5% in fiscal 2007 as compared to 12.1% in fiscal 2006. The lower gross profit percentage was due to our transition from low volume prototype work to larger production volumes, and also due to the learning curve related to new employees and new products that we experienced during our first and fourth quarters. We expect improvement in these areas during fiscal 2008.

Gross profit as a percentage of sales was 12.1% in fiscal 2006 as compared to 13.8% in fiscal 2005. The decrease was primarily due to product mix. Material cost as a percent of sales was much higher on some of our 2006 large volume orders.

Selling and administrative expenses as a percentage of sales decreased to 7.1% in fiscal 2007 compared to 9.5% in fiscal 2006. Expenses increased by $0.7 million during fiscal 2007 compared to fiscal 2006. However, this increase was offset by the increase in sales volume.

Selling and administrative expenses were relatively flat in fiscal 2006 compared to fiscal 2005. As a percentage of sales, selling and administrative expenses decreased to 9.5% in fiscal 2006 compared to 11.4% in fiscal 2005. The percentage decrease was due to expenses being spread over higher sales dollars.

MANAGEMENT'S DISCUSSION OF OPERATIONS

Other Income and Expense (dollars in millions)

For Year Ended September 30,	2007	2006	2005
Interest and financing expense	$0.4	$0.4	$0.4
Other income	$ -	$ -	$0.3

Interest and financing expense was $0.4 million during 2007, 2006 and 2005. The average debt balance during 2007 was similar to 2006. The average prime interest rate was higher during 2007 compared to 2006, resulting in a $62,000 increase in interest expense.

The average debt balance was higher in 2006 compared to 2005, resulting in a $99,000 increase in interest expense. This was offset by $99,000 in reduced fees and amortization of loan origination costs.

We had other income of $0.3 million during fiscal 2005. This was primarily attributable to gains on the sale of excess equipment.

Income Taxes (as a % of income (loss) before income taxes)

For Year Ended September 30,	2007	2006	2005
Effective tax (benefit)	(73 %)	- %	- %

Our 2007 tax benefit included a ($390,000) reversal of the valuation allowance against our deferred tax asset, and an $18,000 provision for minimum taxes due. The reversal of the valuation allowance was based on management's belief that it is more likely than not that this portion of our the deferred tax asset will be realized. We continue to maintain a $19 million valuation allowance against our net deferred tax assets, which are comprised primarily of net operating loss carryforwards.
Restructuring Charge (dollars in millions)

For Year Ended September 30,	2007	2006	2005
	$0.0	$0.0	$0.1

During May 2004, the Company commenced a restructuring initiative in an attempt to more closely align resources to customer requirements. The Company recorded $119,000 of expenses during fiscal 2005. All payments were made by November 30, 2005.

Liquidity and Capital Resources

Cash Flow provided by (used in) operating activities was $3.1 million for the fiscal year ended September 30, 2007 compared to ($3.1) million and ($1.9) million for fiscal 2006 and fiscal 2005 respectively. During fiscal 2007 we used ($0.8) million to purchase new equipment. During fiscal 2006, we used ($0.4) million to purchase new equipment (investing activities) and ($0.2) to repurchase Company stock (financing activities). The increase in operating cash flows for fiscal 2007 compared to fiscal 2006 was primarily due to improved inventory and accounts payable management. The decrease in operating cash flows for fiscal 2006 compared to fiscal 2005 was primarily due to higher accounts receivable and inventory related to a substantial increase in customer orders.

MANAGEMENT'S DISCUSSION OF OPERATIONS

Working capital at September 30, 2007 was $3.0 million, compared to $2.2 million in the same period of the prior year. At September 30, 2007 we had a $1.0 million balance under our revolving credit facility. The maximum borrowing limit under our revolving credit facility is limited to the lesser of (i) $6.0 million or (ii) an amount equal to the sum of 85% of the receivables borrowing base and 35% of the inventory borrowing base. On September 30, 2007, the remaining availability under the collateralized portion of our line of credit was $4.6 million. We believe that our liquidity is adequate to cover operating requirements for the next 12 months.

We also have a term loan of $385,000 that is secured by a first mortgage on the IEC plant in Newark, New York (the "Real Estate Loan"), and another term loan balance of $337,500 that is secured by certain manufacturing equipment (the "Equipment" Loan). The Real Estate Loan is payable in 39 monthly installments of $12,500 that commenced October 1, 2005, and a final payment of the remaining balance on January 1, 2009. The Equipment Loan is payable in 39 monthly installments of $12,500 that commenced on January 2, 2007, and a final payment of the remaining balance on September 12, 2009. Both term loans have an interest rate of prime plus 1.0%.

The financing agreements contain various affirmative and negative covenants including, among others, limitations on the amount available under the revolving line of credit relative to the borrowing base, capital expenditures, and minimum earnings before interest, taxes, depreciation and amortization (EBITDA). We were compliant with these covenants at September 30, 2007.

Application of Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Critical accounting policies for us include revenue recognition, impairment of long-lived assets, accounting for legal contingencies and accounting for income taxes.

We recognize revenue in accordance with Staff Accounting Bulletin No.101, "Revenue Recognition in Financial Statements." Sales are recorded when products are shipped to customers. Provisions for discounts and rebates to customers, estimated returns and allowances and other adjustments are provided for in the same period the related sales are recorded.

We evaluate our long-lived assets for financial impairment on a regular basis in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We evaluate the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated discounted future cash flows associated with them. At the time such evaluations indicate that the future discounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies", requires that an estimated loss from a loss contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated.

Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position or our results of operations.

Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in IEC's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could materially impact IEC's financial position or its results of operations.

MANAGEMENT'S DISCUSSION OF OPERATIONS

Impact of Inflation

The impact of inflation on our operations has been minimal due to the fact that we are able to adjust our bids to reflect any inflationary increases in cost.

RECENTLY ISSUED ACCOUNTING STANDARDS

In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115". SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. This Statement applies to all entities, including not-for-profit organizations. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended September 30, 2009. The Company is currently evaluating the impact of SFAS 159 on its financial statements, but does not expect this to have a material impact

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements". SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended September 30, 2009. The Company is currently evaluating the impact of SFAS 157 on its financial statements, but does not expect this to have a material impact.

In June 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109.* This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended September 30, 2008. The Company is currently evaluating the impact of FIN 48 on its financial statements, but it does not expect the impact to be material.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk represents the risk of loss that may impact the consolidated financial position, results of operations or cash flows of IEC due to adverse changes in financial rates. We are exposed to market risk in the area of interest rates. One exposure is directly related to our Term Loan and Revolving Credit borrowings under the Credit Agreement, due to their variable interest rate pricing. Management believes that interest rate fluctuations will not have a material impact on IEC's results of operations.

Market For Registrant's Common Equity, Related Stockholder Matters, And Issuer Purchases Of Equity Securities

(a) Market Information.

IEC's Common Stock is listed on The Over the Counter Bulletin Board ("OTCBB") under the symbol IECE.OB.

The following table sets forth, for the fiscal quarter indicated, the high and low closing prices for the Common Stock as reported on the OTCBB. These quotations reflect inter-dealer prices, without mark-up, mark-down or commission, and may not represent actual transactions.

Quarter	High	Low
October 1, 2005 – December 30, 2005	$ 0.74	$ 0.41
December 31, 2005 – March 31, 2006	$ 0.93	$ 0.55
April 1, 2005 - June 30, 2006	$ 0.85	$ 0.60
July 1, 2006 - September 30, 2006	$ 1.15	$ 0.77
October 1, 2006 – December 29, 2006	$ 1.75	$ 1.09
December 30, 2006 – March 30, 2007	$ 1.66	$ 1.41
March 31, 2007 – June 29, 2007	$ 1.98	$ 1.48
June 30, 2007 – September 30, 2007	$ 2.05	$ 1.75

The closing price of IEC's Common Stock on the OTCBB on November 2, 2007, was $2.35 per share.

(b) Holders.

As of November 8, 2007, there were approximately 165 holders of record of IEC's Common Stock. Many of our shares of Common Stock are held in street name by brokers and other institutions, and we are unable to estimate the number of their beneficial stockholders.

(c) Dividends.

IEC has never paid dividends on its Common Stock. It is the current policy of the Board of Directors of IEC to retain earnings for use in our business. Certain financial covenants set forth in IEC's current loan agreement prohibit IEC from paying cash dividends. We do not plan to pay cash dividends on our Common Stock in the foreseeable future.

(d) Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information concerning IEC's equity compensation plans as of September 30, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans:			
approved by security holders	1,348,272	$ 0.84	203,930
not approved by security holders	-	NA	-
Total	1,348,272	$ 0.84	203,930

Issuance of Unregistered Securities: Not Applicable

Repurchases of IEC Securities: We repurchased no shares during the last quarter of fiscal 2007.

Corporate Performance Graph

The following graph and table show a comparison of cumulative total shareholder return for our common stock, the NASDAQ Market Index and a Peer Group Index for the year indicated as prescribed by SEC rules.

COMPARISON OF CUMULATIVE TOTAL RETURN (1)
AMONG IEC ELECTRONICS CORP.,
NASDAQ MARKET INDEX AND PEER GROUP INDEX (2)



2,500.00
2,000.00
1,500.00
1,000.00
500.00
0.00
2002
2003
2004
2005
2006
2007
COMPANY
NASDAQ
PEER INDEX

	2002	2003	2004	2005	2006	2007
Company	100	1,100	700	740	1,090	2,000
NASDAQ	100	152	162	184	193	230
Peer Index	100	205	185	195	189	196

(1) Assumes $100 invested on September 30, 2001, in our common stock, the NASDAQ Market Index, and our constructed Peer Group Index.

(2) We constructed a Peer Group consisting of Flextronics Corp., Sanmina-SCI Corporation, Plexus corp., and Benchmark Electronics, Inc.

The information contained in the above performance graph and table shall not be deemed "soliciting material" or "filed" with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent that we specifically incorporate it by reference into such filings.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2006 AND 2005

(in thousands, except per share and share data)

	2007	2006	2005
Net sales	$ 40,914	$ 22,620	$ 19,066
Cost of sales	37,037	19,867	16,436
Gross profit	3,877	2,753	2,630
Operating expenses			
Selling and administrative expenses	2,892	2,155	2,165
Restructuring charge	-	-	119
Total operating expenses	2,892	2,155	2,284
Operating income	985	598	346
Interest and financing expense	(440)	(378)	(363)
Other income (expense)	(42)	(5)	302
Net income before income taxes	503	215	285
(Benefit from) income taxes	(372)	-	-
Net income	$ 875	$ 215	$ 285
Net income per common and common equivalent share:			
Basic Income available to common shareholders	$ 0.11	$ 0.03	$ 0.03
Diluted Income available to common shareholders	$ 0.10	$ 0.03	$ 0.03
Weighted average number of common and common equivalent shares outstanding:			
Basic	8,114,491	7,973,199	8,260,595
Diluted	8,895,819	8,275,961	8,570,520

The accompanying notes are an integral part of these financial statements.

FIVE YEAR SUMMARY

(in thousands, except per share data)

Years Ended September 30, INCOME STATEMENT DATA	2007	2006	2005	2004	2003
Net sales	$ 40,914	$ 22,620	$ 19,066	$ 27,701	$ 48,201
Gross profit (loss)	$ 3,877	$ 2,753	$ 2,630	$ 1,987	$ 5,508
Operating income (loss)	$ 985	$ 598	$ 346	$ (759)	$ 2,652
Net income (loss)	$ 875	$ 215	$ 285	$ (828)	$ 2,597
Net income (loss) per common and common equivalent share:					
Basic	$ 0.11	$ 0.03	$ 0.03	$ (0.10)	$ 0.33
Diluted	$ 0.10	$ 0.03	$ 0.03	$ (0.10)	$ 0.31
Common and common equivalent shares					
Basic	8,114	7,973	8,261	8,119	7,899
Diluted	8,896	8,276	8,571	8,119	8,274
BALANCE SHEET DATA					
Working capital	$ 2,970	$ 2,202	$ 2,038	$ 726	$ 1,428
Total assets	$11,845	$11,718	$ 5,538	$ 8,530	$ 10,506
Long-term debt, including current maturities	$ 1,751	$ 4,164	$ 937	$ 2,366	$ 2,667
Shareholders' equity	$ 4,163	$ 3,092	$ 3,020	$ 2,616	$ 3,414

STATEMENTS OF COMPREHENSIVE INCOME (LOSS) AND SHAREHOLDERS' EQUITY FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2006 AND 2005

(in thousands)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders Equity
BALANCE, September 30, 2004		$ 82	$38,507	$(35,870)	$ (92)	$(11)	$2,616
Shares issued under Directors and Employee Stock Plan		$ 1	$ 26	-	-	-	$ 27
Net Income	$ 285	-	-	$ 285	-	-	$ 285
Other comprehensive Income, currency translation adjustments	$ 92	-	-	-	$ 92	-	$ 92
Comprehensive income	$ 377						
BALANCE, September 30, 2005		$ 83	$38,533	$(35,585)	$ -	$ (11)	$3,020
Shares issued and expensed Under Directors and Employee Stock Plan		$ 1	$ 68	-	-	-	$ 69
Net Income	$ 215	-	-	$ 215	-	-	$ 215
Purchase of Treasury Stock		-	-	-	-	$(212)	$ (212)
Other comprehensive Income, currency translation adjustments	-	-	-	-	-	-	-
Comprehensive income	$ 215						
BALANCE, September 30, 2006		$ 84	$38,601	$(35,370)	$ -	$(223)	$3,092
Shares issued and expensed Under Directors and Employee Stock Plan		$ 3	$ 193	-	-	-	$ 196
Net Income	$ 875	-	-	$ 875	-	-	$ 875
Comprehensive income	$ 875						
BALANCE, September 30, 2007		$ 87	$38,794	$(34,495)	$ -	$(223)	$4,163

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2006 AND 2005

(in thousands)

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 875	$ 215	$ 285
Non-cash adjustments:			
Compensation Expense – Stock Options	80	27	-
(Income) from discontinued operations	-	-	(28)
Depreciation and amortization	410	676	1,016
(Gain) loss on sale of fixed assets	17	5	(270)
Issuance of directors fees in stock	41	27	21
Changes in operating assets and liabilities:			
Accounts receivable	(1,244)	(2,597)	1,366
Inventories	1,788	(4,484)	1,253
Deferred income taxes	(390)	-	-
Other assets	62	155	3
Accounts payable	1,084	2,935	(1,336)
Accrued expenses	385	(54)	(459)
Net cash flows from operating activities	3,108	(3,095)	(1,851)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(787)	(407)	(239)
Proceeds from sale of property	17	11	270
Net cash flows from investing activities	(770)	(396)	31
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayments under loan agreements	(305)	(346)	(403)
Proceeds from equipment loan	450	-	-
Borrowings (payments) on line of credit	(2,558)	3,573	(1,025)
Purchase of Treasury Stock	-	(212)	-
Proceeds from exercise of stock options	75	15	7
Net cash flows from financing activities	(2,338)	3,030	(1,421)
Change in cash and cash equivalents	-	(461)	461
Cash and cash equivalents, beginning of year	-	461	-
Cash and cash equivalents, end of year	$ -	$ -	$ 461
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 427	$ 340	$ 260
Income taxes, net of refunds received	$ 3	$ -	$ -

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS
SEPTEMBER 30, 2007 AND 2006
(in thousands)

ASSETS	2007	2006
CURRENT ASSETS:		
Cash	$ -	$ -
Accounts receivable (net allowance for doubtful Accounts of $100 and $59 respectively)	6,185	4,941
Inventories	3,326	5,114
Deferred income taxes	640	250
Other current assets	75	124
TOTAL CURRENT ASSETS	10,226	10,429
FIXED ASSETS:		
Land and land improvements	$ 704	$ 707
Building and improvements	4,134	4,089
Machinery and equipment	22,626	22,164
Furniture and fixtures	4,262	4,170
Sub-Total Gross Property	31,726	31,130
Less Accumulated Depreciation	(30,123)	(29,870)
Net Fixed Assets	1,603	1,260
Other Non Current Assets	16	29
TOTAL ASSETS	$ 11,845	$ 11,718

LIABILITIES AND SHAREHOLDERS' EQUITY	2007	2006
CURRENT LIABILITIES:		
Short term borrowings	$ 1,325	$ 3,765
Accounts payable	4,937	3,853
Accrued payroll and related expenses	628	265
Other accrued expenses	366	344
TOTAL CURRENT LIABILITIES	7,256	8,227
Long term debt	426	399
TOTAL LIABILITIES	7,682	8,626
SHAREHOLDERS' EQUITY:		
Preferred stock, $.01 par value, Authorized - 500,000 shares; Issued and outstanding - none	-	-
Common stock, $.01 par value, Authorized - 50,000,000 shares; Issued - 8,670,030 and 8,401,133 shares	87	84
Treasury Shares at Cost 412,873 and 412,873 shares	(223)	(223)
Additional paid-in capital	38,794	38,601
Accumulated deficit	(34,495)	(35,370)
TOTAL SHAREHOLDER'S EQUITY	4,163	3,092
	$ 11,845	$ 11,718

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007, 2006 AND 2005

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business

IEC Electronics Corp. ("IEC", the "Company") is an independent electronics manufacturing services ("EMS") provider of complex printed circuit board assemblies and electronic products and systems. The Company is a significant provider of high quality electronics manufacturing services with state-of-the-art manufacturing capabilities. Utilizing computer controlled manufacturing and test machinery and equipment, the Company provides manufacturing services employing surface mount technology ("SMT") and pin-through-hole ("PTH") interconnection technologies. As an independent full-service EMS provider, the Company offers its customers a wide range of manufacturing and management services, on either a turnkey or consignment basis, including design, prototype, material procurement and control, manufacturing and test engineering support, statistical quality assurance, complete resource management and distribution. The Company's strategy is to cultivate strong manufacturing relationships with established and emerging original equipment manufacturers ("OEMs").

Revenue Recognition

The Company's net revenue is derived from the sale of electronic products built to customer specifications. The Company also derives revenue from design services and repair work. Revenue from sales is generally recognized, net of estimated product return costs, when goods are shipped; title and risk of ownership have passed; the price to the buyer is fixed or determinable; and recovery is reasonable assured. Service related revenues are recognized upon completion of the services. The Company assumes no significant obligations after product shipment.

Allowance for Doubtful Accounts

The Company establishes an allowance for uncollectable trade accounts receivable based on the age of outstanding invoices and management's evaluation of collectibility of outstanding balances.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less. The Company's cash and cash equivalents are held and managed by institutions which follow the Company's investment policy. The fair value of the Company's financial instruments approximates carrying amounts due to the relatively short maturities and variable interest rates of the instruments, which approximate current market interest rates.

Long-Lived Assets

The Company evaluates its long-lived assets for financial impairment on a regular basis in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." IEC evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group).

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable and payable, accrued liabilities, and debt. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value. The fair value of the Company's debt is estimated based upon similar market rate debt issues.

Earnings Per Share

Net income (loss) per common share is computed in accordance with SFAS No. 128, "Earnings Per Share". Basic earnings per common share are calculated by dividing income available to common shareholders by the weighted-average number of common shares outstanding for each period. Diluted earnings per common share are calculated by adjusting the weighted-average shares outstanding assuming conversion of all potentially dilutive stock options, warrants and convertible securities.

Stock Based Compensation

The Company adopted SFAS No. 123(R) on October 1, 2005 using the modified Prospective Application Method. Prior to October 1, 2005, the Company accounted for stock-based awards in accordance with APB Opinion No. 25. For the fiscal years ended September 30, 2006 and September 30, 2007, the Company recorded stock-based compensation expense for the cost of stock and options issued under its Stock Option and Incentive Plan. The Company's expensing of stock-based compensation decreased both our basic and diluted net income per share by less than $0.01 for the fiscal years ended September 30, 2006 and September 30, 2007.

Under the provisions of APB Opinion No. 25, the Company was not required to recognize compensation expense for the cost of stock options. The following table illustrates the effect on net income and net income per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure* for the fiscal year ended September 30, 2005 (in thousands, except per share data):

Net earnings, as reported	$ 285
Deduct: Compensation Cost using the Fair value method, net of tax	$ (199)
Pro forma net earnings	$ 86
Earnings per share:	
Basic - as reported	$ 0.03
Basic - pro forma	$ 0.01
Diluted - as reported	$ 0.03
Diluted - pro forma	$ 0.01

During 2007, 2006, and 2005 the Company issued 141,250, 27,500, and 643,000 options, respectively. The fair value of each option issued during these periods was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006	2005
Risk free interest rate	4.8%	4.4%	3.9%
Expected term	5 years	4 years	4 years
Volatility	52%	72%	54%
Expected annual dividends	none	none	none

The weighted average fair value of options granted during 2007 was $0.81 with an aggregate value of $113,980. The weighted average fair value of options granted during 2006 was $.27 with an aggregate total value of $7,000. The weighted average fair value of options granted during 2005 was $.54 with an aggregate total value of $201,000. There were no dividends. Forfeitures are recognized as they occur.

On August 24, 2005, the Board of Directors approved accelerated vesting on stock options with an exercise price of $0.90 or higher. Approximately 184,000 options were vested due to this decision.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts
of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENTLY ISSUED ACCOUNTING STANDARDS

In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115". SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. This Statement applies to all entities, including not-for-profit organizations. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended September 30, 2009. The Company is currently evaluating the impact of SFAS 159 on its financial statements, but does not expect this to have a material impact

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements". SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended September 30, 2009. The Company is currently evaluating the impact of SFAS 157 on its financial statements, but does not expect this to have a material impact.

In June 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109.* This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended September 30, 2008. The Company is currently evaluating the impact of FIN 48 on its financial statements, but does not expect the impact to be material.

2. INVENTORIES

Inventories are stated at the lower of weighted average cost (first-in, first-out) or market. The major classifications of inventories are as follows at period end (in thousands):

	2007	2006
Raw Materials	$ 1,811	$ 3,270
Work-in-process	1,427	1,836
Finished goods	88	8
	$ 3,326	$ 5,114

3. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are stated at cost and are depreciated over various estimated useful lives using the straight-line method.

Maintenance and repairs are charged to expense as incurred; renewals and improvements are capitalized. At the time of retirement or other disposition of property, plant, and equipment, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income.

Depreciation and amortization was $0.4 million, $0.7 million, and $1.0 million for the years ended September 30, 2007, 2006 and 2005, respectively.

The principal depreciation and amortization lives used are as follows:

Description	Estimated Useful Lives
Land improvements	10 years
Buildings and improvements	5 to 40 years
Machinery and equipment	3 to 5 years
Furniture and fixtures	3 to 7 years

4. CREDIT FACILITIES:

Debt consists of the following at September 30 (in thousands):

	2007	2006
Short Term Borrowings	$1,325	$3,765
Long Term Debt	426	399
	$1,751	$4,164

Under the terms of the current agreement with Keltic Financial Partners. LP ("Keltic"), IEC has a line of credit with a maximum borrowing limit up to $6.0 million based upon advances on eligible accounts receivable and inventory. The Company also has a $0.4 million term loan that is secured by the Company's real estate, and a $.3 million term loan that is secured by certain manufacturing equipment. The loans have an interest rate of prime plus 1%. The prime rate at September 30, 2007 was 7.75%. The combined balance on the Keltic loans at September 30, 2007 was $1.7 million.

The Keltic loan agreement contains various affirmative and negative covenants including limitations on the amount available under the revolving line of credit relative to the borrowing base, capital expenditures, and minimum earnings before interest, taxes, depreciation and amortization (EBITDA). The Company was compliant with these covenants as of September 30, 2007.

Aggregate maturities on term debt are as follows (in thousands):

	Vendor Agreements	Real Estate Loan	Equipment Loan
2008	11	150	150
2009	3	235	188
Total	$ 14	$ 385	$ 338

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007, 2006 AND 2005

5. INCOME TAXES:

The provision for (benefit from) income taxes in fiscal 2007, 2006 and 2005 is summarized as follows (in thousands):

	2007	2006	2005
Current			
Federal	$ 15	$ -	$ -
State/Other	3	-	-
Deferred			
Federal	(370)	-	-
State/Other	(20)	-	-
(Benefit from) provision for income taxes, net	$ (372)	-	-

The components of the deferred tax asset (liability) at September 30 are as follows (in thousands):

	2007	2006	2005
Net operating loss and AMT credit carryovers	$ 15,848	$ 15,874	$16,069
Accelerated depreciation	500	495	446
New York State investment tax credits	3,276	3,254	3,237
Inventories	95	188	128
Goodwill	130	171	212
Other	197	214	200
	20,046	20,196	20,292
Valuation allowance	(19,406)	(19,946)	(20,042)
	$ 640	$ 250	$ 250

The Company has a net operating loss carryforward of $46.4 million (expiring in years through 2024). The Company has available approximately $4.9 million in New York State investment tax credits (expiring in years through 2017). FAS 109 requires the company to establish an asset on the balance sheet to reflect the future value associated with the ability to utilize these losses and credits against future income tax obligations. During 2001 there was substantial doubt as to the company's viability as a going concern. The company was not certain about its ability to utilize its net operating losses and investment tax credits, so a full valuation allowance was established against the deferred tax asset.

The company has been rebuilding its business and increasing profitability since 2005. Management is increasingly confident about its prospects for future profitability. The outlook for future profitability has been used as a basis for reversing $640,000 of the valuation allowance against the deferred tax asset. Going forward, management will continue to consider what portion of the deferred tax asset is more than likely to be realized, and the valuation allowance will be adjusted accordingly.

The differences between the effective tax rates and the statutory federal income tax rates for fiscal years 2007, 2006 and 2005 are summarized as follows:

	2007	2006	2005
Federal Tax at statutory rates	34.0%	34.0%	34.0%
Goodwill adjustments	-	-	-
State tax, net of Federal Benefit	5.0	5.0	5.0
Utilization of NOL Carryforwards	-	-	-
Valuation Allowance	(112.0)	(39.0)	(39.0)
	(73.0)%	- %	- %

6. SHAREHOLDERS' EQUITY: Stock-Based Compensation Plans

In December 2001, the Board of Directors authorized the 2001 Stock Option and Incentive Plan, reserving 1,500,000 shares of common stock for issuance to directors, officers, consultants or independent contractors providing services to the Company and key employees. The shareholders approved the 2001 Plan in February 2002. In January 2005, the number of shares reserved under the 2001 Plan was increased from 1,500,000 shares to 2,500,000 shares. The 2001 plan superceded a similar plan that was adopted in 1993 (the "1993 SOP"). The option price for incentive options must be at least 100 percent of the fair market value at date of grant, or if the holder owns more than 10 percent of total common stock outstanding at the date of grant, then not less than 110 percent of the fair market value at the date of grant. In conjunction with the approval of the 2001 Plan, no further grants will be made under the 1993 SOP and the 1993 SOP was terminated. Stock options issued under the 2001 Plan generally terminate seven years from date of grant.

Generally, incentive stock options granted during the period between July 1995 through September 2007 vest in annual increments of 25 percent. Starting with fiscal 2007, some incentive stock options were granted that vest 50% after three years from the date of grant, and 50% after four years from the date of grant. In fiscal 2005, the Board of Directors granted certain incentive stock options that vest on the attainment of certain performance goals rather than on the basis of time. Nonqualified stock options granted to directors during fiscal years 1999 to 2007 vest in increments of 33 1/3 percent six months, one year, and two years from the date of grant.

Changes in the status of options under the SOP at September 30, are summarized as follows:

September 30,	Shares Under Option	Weighted Average Exercise Price	Available for Grant	Exercisable
2004	1,102,035		70,583	481,871
Options granted	643,000	0.54		
Options exercised	(41,390)	0.15		
Options forfeited	(77,516)	1.01		
2005	1,626,129		464,497	789,159
Options granted	27,500	0.63		
Options exercised	(77,280)	0.23		
Options forfeited	(116,890)	2.06		
2006	1,459,459		363,440	700,580
Options granted	141,250	1.68		
Options exercised	(239,007)	0.32		
Options forfeited	(13,430)	1.79		
2007	1,348,272		203,930	704,447

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007, 2006 AND 2005

The following table summarizes information about stock options outstanding as of September 30, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at September 30, 2007	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Number Exercisable at September 30, 2007	Weighted Avg. Exercise Price
$ 0.09 - $ 0.21	34,500	1.54	$ 0.16	34,500	$ 0.16
$ 0.40 - $ 0.73	684,954	3.67	$ 0.54	330,089	$ 0.53
$ 0.95 - $ 1.29	447,334	2.22	$ 1.00	274,834	$ 1.03
$ 1.43 - $ 1.95	181,484	4.62	$ 1.68	65,024	$ 1.59
	1,348,272			704,447	

7. MAJOR CUSTOMERS AND CREDIT RISK CONCENTRATIONS:

Financial instruments, which potentially subject the Company to concentrations of a significant credit risk, consist primarily of cash, cash equivalents, and trade accounts receivable. The Company has concentrations of credit risk due to sales to its major customers. Five customers accounted for 61% and 66% of our revenue during fiscal 2007 and 2006 respectively.

At September 30, 2007, amounts due from two customers represented 28 percent and 19 percent of trade accounts receivable. At September 30, 2006, amounts due from two customers represented 35 and 11 percent of trade accounts receivable. The Company performs ongoing credit evaluations of its customers' financial positions and generally does not require collateral.

8. COMMITMENTS AND CONTINGENCIES:

As of September 30, 2007, the Company was obligated under non-cancelable operating leases, primarily for manufacturing and office equipment. These leases generally contain renewal options and provisions for payment of the lease for executory costs (taxes, maintenance and insurance). Rental expenses on equipment were $5,000, $8,000, $34,000 for fiscal 2007, 2006 and 2005, respectively.

Litigation: On August 13, 2003 General Electric Company ("GE") commenced an action in the state of Connecticut against IEC and Vishay Intertechnology, Inc. ("Vishay"). The action alleges cause of action for breach of a manufacturing services contract, which had an initial value of $4.4 million, breach of express warranty, breach of implied warranty, and a violation of the Connecticut Unfair Trade Practices Act. Vishay supplied a component that IEC used to assemble printed circuit boards for GE that GE contends failed to function properly requiring a product recall. GE claims damages "in excess of $15,000" plus interest and attorney's fees. IEC and Vishay are proceeding to defend GE's Connecticut action on the merits and IEC is proceeding with a cross claim against Vishay. IEC filed a motion for summary judgment directed to all counts. On January 11, 2007, the Court granted the motion in part, dismissing the claim for violation of the Connecticut Unfair Trade Practices Act, but determined that factual issues were disputed on the contract and warranty claims. On September 17, 2007, at a status conference, the parties agreed to a schedule for the case and it was set forth as an order of the Court. The Scheduling Order contemplates a trial to begin on January 5, 2010. IEC intends to vigorously defend the claims and is proceeding with the discovery process in accordance with the Scheduling Order.

9. RETIREMENT PLAN:

The Company has a retirement savings plan, established pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. This plan is for the exclusive benefit of its eligible employees and beneficiaries. Eligible employees may elect to contribute a portion of their compensation each year to the plan. The plan allows the Company to make discretionary contributions as determined by the Board of Directors. There were no discretionary contributions for fiscal 2007, 2006, or 2005.

11. SUBSEQUENT EVENTS:

There have been no material subsequent events.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
IEC Electronics Corp.
Newark, New York

We have audited the accompanying balance sheets of IEC Electronics Corp. (a Delaware corporation) as of September 30, 2007 and 2006, and the related statements of operations, comprehensive income and shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the IEC Electronics Corp. as of September 30, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rotenberg & Co., LLP

Rotenberg & Co., LLP

Rochester, New York
November 15, 2007

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BOARD OF DIRECTORS

W. Barry Gilbert
Chairman of the Board and Chief Executive Officer of the Company

Eben S. Moulton
President
Seacoast Capital Corporation

James C. Rowe
President
Rowe and Company LLC

Carl E. Sassano
Executive Chairman of the Board
Transcat, Inc.

Justin L. Vigdor
Senior Counsel
Boylan, Brown, Code, Vigdor and Wilson, LLP

Jerold L. Zimmerman
Chaired Professor
William E. Simon Graduate School of Business Administration
University of Rochester

OFFICERS

W. Barry Gilbert
Chairman of the Board and Chief Executive Officer

Jeffrey T. Schlarbaum
Executive Vice President of Marketing and Sales

Brian H. Davis
Vice President, Chief Financial Officer and Controller

Donald S. Doody
Vice President of Operations

Martin S. Weingarten
Corporate Secretary

Cautionary Statement/10-K Reports
In an effort to give investors a well-rounded view of trends and future opportunities, this report includes several forward-looking statements. Caution is advised in assessing these as they necessarily involve substantial uncertainty. Our 10-K report discusses these risks in greater detail including sections on timing of orders and shipments, availability of materials, product mix and general market conditions. 10-K reports are readily available on-line at www.sec.gov or by writing Brian Davis, CFO.

IEC Electronics Corp.
105 Norton Street
P.O. Box 271
Newark, NY 14513-0271
Telephone: (315) 331-7742

INVESTOR INFORMATION

Annual Meeting
9:00 a.m., Wednesday,
January 23, 2008 at IEC,
105 Norton Street,
Newark, NY 14513

Change of Address, Lost Certificates and Ownership Transfers
Registrar and Transfer Company
Shareholder Relations
10 Commerce Drive
Cranford, NJ 07016
Telephone: (800) 368-5948
www.rtco.com

Stock Market
Shares trade on the Over the Counter Bulletin Board under the symbol IECE.OB

Independent Accountants
Rotenberg & Co. LLP
1870 Winton Road South
Suite 200
Rochester, NY 14618

Legal Counsel
Boylan, Brown, Code, Vigdor and Wilson, LLP
2400 Chase Square
Rochester, NY 14604-1915

Investor Relations
Brian H. Davis
Chief Financial Officer
IEC Electronics Corp.

END